SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of

the Securities Exchange Act of 1934

(Amendment No. 4 – Final Amendment)

REPUBLIC BANCSHARES OF TEXAS, INC.

(NAME OF THE ISSUER)

Republic Bancshares of Texas, Inc.

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $1.00 PAR VALUE

(TITLE OF CLASS OF SECURITIES)

Not Applicable

(CUSIP NUMBER OF CLASS OF SECURITIES)

C. P. BRYAN

PRESIDENT AND CHIEF EXECUTIVE OFFICER

REPUBLIC BANCSHARES OF TEXAS, INC.

4200 WESTHEIMER, SUITE 101

HOUSTON, TEXAS 77027

(281) 453-4100

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf

of Person(s) Filing Statement)

With Copies To:

CHARLOTTE M. RASCHE, ESQ.	JUSTIN M. LONG, ESQ.
BRACEWELL & GIULIANI LLP	BRACEWELL & GIULIANI LLP
711 LOUISIANA ST., SUITE 2300	500 N. AKARD, SUITE 4000
HOUSTON, TEXAS 77002	DALLAS, TEXAS 75201
(713) 223-2300	(214) 758-1000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount or Filing Fee**
$3,461,330	$407

*	For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per share ($10.00) of common stock to be exchanged in the reclassification transaction for shares of Republic’s Series A Preferred Stock; the estimated transaction valuation is equal to the product obtained by multiplying (A) $10.00 by (B) the estimated total number of shares of Republic common stock (346,133) owned by all shareholders of record who hold 2,100 or fewer shares of common stock in each such shareholder’s account immediately prior to the reclassification transaction to which this Rule 13E-3 Transaction Statement relates.
**	The amount of the filing fee equals (i) $117.70 per $1 million of $3,416,030 of the transaction value and (ii) $107.00 per $1 million of $45,300 of the transaction value.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was .previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $407

Form or Registration No.: Schedule 13E-3

Filing Party: Republic Bancshares of Texas, Inc.

Date Filed: September 26, 2005, as amended on November 15, 2005 and December 9, 2005

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2005 as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed by Republic Bancshares of Texas, Inc., a Texas corporation (“Republic”), with the SEC on November 15, 2005, December 9, 2005 and January 9, 2006, respectively. This Schedule 13E-3 is being filed by Republic as a final amendment to Schedule 13E-3 to report the results of the Rule 13e-3 transaction described herein pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

At a special meeting of shareholders of Republic held on January 31, 2006 (the “special meeting”), the shareholders of Republic approved and adopted amendments to Republic’s Articles of Incorporation (collectively, the “Amendments”) that (1) authorize 500,000 shares of preferred stock, (2) authorize a series of preferred stock entitled Series A Preferred Stock and (3) provide for the reclassification of shares of Republic common stock, $1.00 par value per share (“Republic common stock”), held of record by shareholders who own 2,100 or fewer of such shares into shares of Series A Preferred Stock, on the basis of one share of preferred stock for each share of Republic common stock held by such shareholders. The terms “reclassification transaction” and “Rule 13e-3 transaction” refer to the authorization of shares of preferred stock, the creation of the Series A Preferred Stock and

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the reclassification of shares of Republic common stock held by shareholders who own 2,100 or fewer shares of Republic common stock into the shares of Series A Preferred Stock.

The Amendments became effective on February 1, 2006 upon filing the Articles of Amendment with the Secretary of State of Texas (the “Effective Time”).

As a result of the Amendments, 346,133 shares of Republic common stock held by approximately 422 shareholders of record were reclassified into Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of Republic common stock. After the reclassification transaction, the number of outstanding shares of Republic common stock was 3,655,381 and the number of common shareholders of record was approximately 240. Additionally, after the reclassification transaction, the number of outstanding shares of Republic Series A Preferred Stock was 346,133 and the number of Series A Preferred Stock shareholders of record was approximately 422.

Because Republic has fewer than 300 holders of record of its common stock following the reclassification transaction, Republic has filed with the SEC contemporaneously with this Schedule 13E-3 a Form 15 suspending immediately its duty to file periodic reports with the SEC pursuant to Section 13 of the Exchange Act and terminating the registration of its common stock under the Exchange Act.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 2, 2006

REPUBLIC BANCSHARES OF TEXAS, INC.

By:	/s/ C. P. Bryan
Name:	C. P. Bryan
Title:	President and Chief Executive Officer

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